NaaS Technology Inc.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024

People’s Republic of China

September 28, 2022

VIA EDGAR

Mr. Stephen Kim

Ms. Lyn Shenk

Mr. Ryan Lichtenfels

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: NaaS Technology Inc. (the “Company”)

Shell Company Report on Form 20-F

Filed on June 16, 2022

File No. 001-38235

Dear Mr. Kim, Ms. Shenk, Mr. Lichtenfels and Mr. King,

The Company has received the letter dated September 15, 2022 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s shell company report on Form 20-F filed with the Securities and Exchange Commission on June 16, 2022 (the “Shell Company Report”). The Company respectfully requests an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare a thorough response and in light of the upcoming public holidays in China. The Company will provide its response to the letter via EDGAR as soon as possible, and in any event no later than October 17, 2022.

If you have any additional questions or comments regarding the Shell Company Report, please contact the undersigned at +86 (10) 8551 1066 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom at +852 3740 4700 or shu.du@skadden.com.

Very truly yours,

/s/ WANG Yang
WANG Yang

Chief Executive Officer

cc: Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Chan Kam Fuk , Partner, Centurion ZD CPA & Co.